Exhibit 3.1

On September 11, 2007, the Board of Directors of eHealth, Inc. amended and restated Article V, Section 2 of the eHealth Inc.’s amended and restated bylaws to read as follows:

“Section 2. Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. If such stock is certificated, except where a certificate is issued in accordance with Section 4 of Article V of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.”